UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	0-11518
CUSIP Number:	693519100

☒ Form 10-K and Form 10KSB	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: October 31, 2001

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:                   Not Applicable.

Part I—Registrant Information

Full Name of Registrant: PPT VISION, INC. (“Registrant”)

Former Name if Applicable:  Not applicable

Address of Principal Executive Office (Street and Number): 12988 Valley View Road

City, State and Zip Code: Eden Prairie, MN  55344

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

    ☒                        (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    ☒                        (b)           The subject Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

    ☐                        (c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

                The former chief financial officer of the Company left in July 2001.  Since that time, the President of the Company has also been serving as the Company’s principal accounting officer.  In preparing the Form 10-K for the fiscal year ended October 31, 2001, the Company has had to rely, in part, on outside parties and was unable to finalize the disclosures in the Form 10-K without unreasonable effort or expense.  PPT Vision expects to file the Form 10-K on or before February 1, 2002.  On December 12, 2001, PPT Vision reported revenues of $13,325,000 and a net loss of $4,832,000 for the year ended October 31, 2001.

Part IV—Other Information

(1)                                  Name and telephone number of person to contact in regard to this notification:

Joseph C. Christenson	(952)	996-9523
(Name)	(Area Code)	(Telephone Number)

(2)                                  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

    ☒ Yes                                                                                ☐ No

(3)                                  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    ☒ Yes                                                                                ☐ No

See Part III for a summary of the Registrant’s results for the year ended October 31, 2001.

PPT VISION, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 30, 2002

/s/ Joseph C. Christenson
Joseph C. Christenson
(President and Principal Accounting Officer)